SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________




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                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications Deploys Extensive Wireless Communications Network for Microsoft Tech-Ed 2008 dated March 31, 2008.




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                                                                          ITEM 1

Press Release                              Source: 012 Smile.Communications Ltd.

012 Smile.Communications Deploys Extensive Wireless Communications Network for Microsoft Tech-Ed 2008

Monday March 31, 3:32 am ET

State-of-the-Art Network Brings Wireless Internet Access and IP-Based Telephony to Participants At 7 Hotels Across 60,000 Square Meters

- 3rd Time in a Row That Microsoft Chooses 012 Smile as its Communications Technology Provider -

PETACH TIKVA, Israel, March 31 /PRNewswire-FirstCall/
-- 012 Smile.Communications (NASDAQ:SMLC - News; TASE:SMLC), a growth-oriented provider of communication services in Israel, today announced that it has deployed a state-of-the-art wireless network across seven hotels to serve the participants in Microsoft's three-day Tech-Ed conference in Eilat. This is the third time in a row that 012 Smile has co-operated with Microsoft to carry out major communications technology projects for the software giant.

012 Smile's networking solution is designed to provide the conference's participants, lecturers and administrative staff with continuous, high-speed Internet access as well as advanced IP-based telephony services (including the deployment of virtual "centrex" switches). As a technological platform, the network uses a flexible and advanced operating system provided by Cisco. In addition, to assure optimal 24/7 network performance, the Company has set up two parallel network management stations (NOCs) at the conference's administrative center in Eilat and at the Company's Petach Tikva headquarters.

Overall, the network covers approximately 60,000 square meters and provides an access "pipe" of ~145MB per second. The project required approximately 550 man-hours to complete, an effort valued at approximately NIS 300,000.

"We are proud that Microsoft has chosen us again as its partner for advanced communications technology," said Ms. Stella Hendler, President and CEO of 012 Smile.Communications. "We are pleased to be able to showcase our leading professional service capabilities in this high-profile event, one of the largest assemblies of high-tech experts in the world. As such, the project is in line with our strategy to become the leading player in Israel's mobile marketplace, with solutions that allow our customers to communicate anytime and anywhere, delivering maximum flexibility as well as a significant savings in overall communications costs."

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.



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Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:
    Ms. Idit Azulay 012 Smile.Communications Ltd
    +972-72-2003848
    i.azulay@smile.net.il





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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                  (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  April 1, 2008